FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                             For the month of April


                                  BG Group plc
                          100 Thames Valley Park Drive
                                 Reading RG6 1PT
                                     ENGLAND

                    (Address of principal executive offices)


The registrant files annual reports under cover of Form 20-F. By furnishing the information contained in this Form the reigistrant is not also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.




BG Group plc
Notification of Directors' Interests in Shares

BG Group Share Incentive Plan ('SIP') - Free Shares

On 7 April 2005, the following Executive Directors were awarded the numbers of BG Group plc Ordinary Shares of 10p each set out below at a price of 418.6p per share under the terms of the SIP. As a result of these awards the beneficial interests in the ordinary share capital of BG Group plc have increased as shown.



                   Ordinary Shares awarded on    Revised beneficial interest in
                         7 April 2005                 Ordinary 10p shares

Frank Chapman                716                           225,265
William Friedrich            716                           317,389
Ashley Almanza               716                            34,612


BG Group plc
7 April 2005

website www.bg-group.com


                                 SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                BG Group plc


Date: 7 April 2005                               By: ___Ben Mathews___

                                                     Ben Mathews
                                                     Deputy Company Secretary